

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

March 13, 2007

By Facsimile and U.S. Mail

Deborah H. Merrill
Chief Financial Officer
Delta Apparel, Inc.
2750 Premiere Parkway, Suite 100
Duluth, Georgia 30097

>   **Re: Delta Apparel, Inc.**
>   **Form 10-K for the Fiscal Year Ended July 1, 2006**
>   **Filed September 8, 2006**
>   **File No. 001-15583**

Dear Ms. Merrill:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Delta Apparel, Inc.

Form 10-K July 1, 2006

Item 6 – Selected Financial Data, page 13

1.   We note in July 2006 you included current maturities of long-term debt as part of
        total long-term debt of $50.65 million while in previous years you presented only
        long-term debt less current maturities. Total long-term debt for 2005 and 2004
        consistent with your presentation for 2006 was $32.30 million and $50.06 million
        respectively.   In future filings please revise to be consistent in your application
        and describe the line item appropriately.

Item 7 – Management's Discussion and Analysis, page 14

Results of Operations, Overview, page 15

2.   In accordance with Item 10(e) of Regulation S-K a Company choosing to disclose
        a non-GAAP financial measure should include a presentation with equal or
        greater prominence of the most directly comparable GAAP measure. Please
        revise your disclosure to provide a more balanced discussion by including, prior
        to the non-GAAP discussion, a discussion of results based on basic earnings per
        share in accordance with GAAP.

3.   Explain to us how your disclosure adequately addresses each of the items
        discussed in Question 8 of the Frequently Asked Questions Regarding the Use of
        Non-GAAP Financial Measures. In this regard, please clarify the manner in
        which management uses the non-GAAP measure to conduct or evaluate its
        business, the material limitations associated with use of the non-GAAP financial
        measure as compared to the use of the most directly comparable GAAP financial
        measure and the manner in which management compensates for these limitations
        when using the non-GAAP financial measure. See also Question 10 of the
        Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures.

Note 2 – Significant Accounting Policies, page F-9

Use of Estimates, page F-9

4.   We note you have a self insurance policy. Please present a table showing year-end
        reserve balances and significant additions, subtractions and adjustments made
        during the year. You may provide such information in the notes to your financial
        statements or as part of your analysis of reserve accounts included in your
        Schedule II. In your disclosures regarding critical accounting estimates, you
        should discuss significant yearly changes as well as trends and uncertainties.

Revenue Recognition, page F-9

5.   Please expand your disclosure in future filings to indicate your shipping terms are FOB shipping point, if true, and that revenue is recognized when your goods are shipped to the customer. Please show us what your disclosure will look like revised.

Accounts Receivable, page F-9

6.   We note your disclosure that a portion of accounts receivable from Junkfood Clothing Company are assigned under a factoring agreement. Please explain, in accordance with GAAP, how you account for the agreement. Specifically, discuss whether you account for the agreement as a sale in accordance with SFAS 140 or a financing, the terms of the agreement, and the balance sheet and cash flows presentation. Please reconcile for us and disclose in future filings the accounts receivable balance showing the receivables assigned and due from the factor, unfactored accounts receivable and the allowance for returns.

Note 8 – Long-Term Debt, page F-17

7.   We note there are provisions under the credit facility that prohibit or limit the payment of dividends. Please disclose the amount of retained earnings or net income restricted or free of restrictions for the payment of dividends. See Rule 4-08(e) of Regulation S-X.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Donna Di Silvio, Review Accountant at (202) 551- 3202 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief